G. Alex Weniger-araujo
Partner

345 Park Avenue	Direct	212.407.4063
New York, NY 10154	Main	212.407.4000
	Fax	212.407.4990
	aweniger@loeb.com

April 25, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ruairi Regan
Dorrie Yale
Babette Cooper
Isaac Esquivel

Re:	Drugs Made In America Acquisition II Corp.

Draft Registration Statement on Form S-1

Submitted March 19, 2025

CIK No.: 0002040475

Ladies and Gentlemen:

On behalf of our client, Drugs Made In America Acquisition II Corp., a Cayman Islands exempted company (the “Company”), we respond to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) contained in the Staff’s letter dated April 14, 2025 (the “Comment Letter”) with respect to the above-referenced Draft Registration Statement on Form S-1.

Concurrent herewith, the Company is submitting via EDGAR Draft Registration Statement No. 2 on Form S-1 (the “Amended Registration Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in Amended Registration Statement.

Draft Registration Statement on Form S-1

Cover page

1.	We note your disclosure on page 15 and elsewhere that if you increase or decrease the size of the offering, you will effect a share dividend or other mechanism with respect to the founder shares so as to maintain the ownership of founder shares by the initial shareholders at 20% of your issued and outstanding ordinary shares upon consummation of the offering. Please revise your cover page disclosure to include this information, as well as the number of founder shares to be issued to your officers and directors, which you reference on page 11. Please also revise to provide cross-references to all the locations of related compensation disclosures. See Item 1602(a)(3) of Regulation S-K.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on the cover page of Amended Registration Statement.

2.	Please state there may be actual or potential material conflicts of interest between the sponsor and its affiliates and purchasers in the offering, and provide a highlighted cross-reference to the detailed disclosure in the prospectus. See Item 1602(a)(5) of Regulation S-K.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on the cover page of Amended Registration Statement.

Summary, page 1

3.	We note your disclosure on page 19 that you may extend the period of time within which you must consummate an initial business combination. Please disclose whether you expect to extend the time period and whether there are any limitations on the number of extensions, including the number of times. Also disclose the consequences to the sponsor of not completing an extension of this time period. See Item 1602(b)(4) of Regulation S-K.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 19 of Amended Registration Statement.

4.	Please revise to expand your table on page 6 to also discuss the potential issuance of shares as a result of the anti-dilution adjustment for the founder shares and the founder shares to be issued to your officers and directors. See Item 1602(b)(6) of Regulation S-K.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 6, footnote (1) of Amended Registration Statement.

5.	Please revise the table relating to transfer restrictions to also discuss the lock-up required by the underwriter. In this regard, we note your disclosure on page 157 regarding lock-up provisions that would require the written consent of the underwriters. In addition, expand the tabular disclosure to identify the natural persons and entities subject to such agreements or arrangements. See Item 1603(a)(9) of Regulation S-K.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 6, 17 and 130 of Amended Registration Statement.

Summary of Risk Factors, page 32

6.	Please revise by expanding the third bullet to also discuss the amount of public shares that may be needed if only the minimum number of shares representing a quorum are voted. We also note your disclosure on page 16 indicating that only 4.6% of public shares may be needed to approve the initial business combination, and your risk factor on page 38 indicating that you may not need “any” public shares. Please revise your disclosures to reconcile, and clarify in your prospectus as appropriate the required quorum for such a shareholder vote if it was by ordinary resolution.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 32 and 38 of Amended Registration Statement.

Risk Factors, page 38

7.	We note numerous exceptions to the transfer restrictions on page 129. Please add risk factor disclosure about risks that may arise from the sponsor having the ability to remove itself as your sponsor before identifying a business combination, including through the unconditional ability to transfer the founder shares or otherwise. Address the consequences of such removal to the company’s ability to consummate an initial business combination, including that any replacement sponsor could have difficulty finding a target.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 59 of Amended Registration Statement.

Provisions in our amended and restated memorandum. . ., page 58

8.	Please expand this risk factor, and also add a summary risk factor in your Summary section, to discuss the impact of having a classified board. In addition, update your disclosure on page 119 to clarify the class of each director or director nominee.

COMPANY RESPONSE: The Company has amended the disclosure on page 134 of the Amended Registration Statement to remove the reference to a classified board.

Dilution, page 85

9.	Please expand your disclosure outside the table in this section to highlight that you may need to issue additional securities as you intend to seek an initial business combination with a target company with an enterprise value greater than the net proceeds of the offering and the sale of private units, as stated on page 9 of your prospectus.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 87 of Amended Registration Statement.

Prior SPAC Experience, page 120

10.	Please disclose the financing needed for the transaction by Insight Acquisition Corp. Also, disclose the level of redemptions for Insight Acquisition Corp. in the business combination with AMOD.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 121 of Amended Registration Statement.

Conflicts of Interest, page 124

11.	Please clarify in this section that your sponsor paid a nominal aggregate purchase price of $35,000 for the 25,875,000 founder shares, or approximately $0.0014 per share, and discuss the conflict that the founder shares and the private units held by your sponsor and management will be worthless if you do not complete a business combination transaction during the completion window. Also, disclose in this section the conflicts of interest relating to repayment of loans and reimbursements of expenses in the event you do not complete a deSPAC transaction. Refer to Item 1603(b) of Regulation S-K. Also, revise your disclosure in the summary section to address the conflicts related to out-of-pocket expenses.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 34 and 124 of Amended Registration Statement.

Restrictions on Transfers of Founder Shares and Private Units, page 129

12.	Please disclose the circumstances under which the sponsor indirectly could transfer ownership of your securities to third parties, by transfer of membership interests in the sponsor or otherwise. See Item 1603(a)(6) of Regulation S-K.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 129 of Amended Registration Statement.

Please do not hesitate to contact G. Alex Weniger-Araujo of Loeb & Loeb LLP at (212) 407-4063 with any questions or comments regarding this letter.

Sincerely,

/s/ G. Alex Weniger-Araujo
G. Alex Weniger-Araujo
Partner

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